Mail Stop 4561

January 28, 2008

Mr. A. Lorne Weil
Chairman of the Board and
 Chief Executive Officer
Scientific Games Corporation
750 Lexington Avenue
25th Floor
New York, New York 10022

      Re: Scientific Games Corporation
              Form 10-K for the Year Ended December 31, 2006
              File No. 000-13063

Dear Mr. Weil:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

      Sincerely,

      Mark Kronforst
      Accounting Branch Chief